Exhibit 99.7

UNITED UTILITIES PLC
6 June 2006

In connection with the operation of the United Utilities PLC performance share plan, the company hereby announces in accordance with DR3.1.2R of the Disclosure Rules that 567,721 ordinary shares were allotted today to United Utilities Employee Share Trust Limited (the ‘Trustee’) as Trustee of the United Utilities share trust, amounting to 0.065 per cent of the issued ordinary share capital. As potential beneficiaries in the performance share plan Philip Green, Simon Batey, Charlie Cornish, Tom Drury, Gordon Waters, Linda Booth and Tim Rayner are deemed to have an interest in the allotment of shares to the Trustee.

Furthermore, the company hereby announces in accordance with Disclosure Rules DR3.1.2R and DR3.1.4R option awards granted under the United Utilities PLC performance share plan 2003/04 (the “Plan”) vested today in favour of the undernoted directors and persons discharging managerial responsibility to the extent of the number of shares shown against their names. The option awards may be exercised at any time prior to 6 September 2006. Under the rules of the Plan, no payment is made upon the grant, vesting or exercise of an option award.

Name	Ordinary shares of £1 each

Simon Batey	22,377
Linda Booth	8,393
Charlie Cornish	16,662
Tim Rayner	9,234
Gordon Waters	17,158

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

-

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".